UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 9600 West 76th Street Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) amends (a typo correction) the Report of Foreign Private Issuer furnished by Stratasys Ltd. (the “Company”) to the Securities and Exchange Commission on May 16, 2022 (the “Original Report”).

This Amended Report is being furnished for the sole purpose of attaching a corrected version of the earnings slides presentation that served as Exhibit 99.2 to the Original Report (the “Original Earnings Slides”). The Original Earnings Slides contained a typographical error in the number that appeared for the Company’s “Net income (Loss) attributable to Stratasys Ltd.” in the GAAP column for the Company’s results of operations for the three months ended March 31, 2022 in the GAAP- non-GAAP reconciliation table appearing on slide 21. The Original Earnings Slides inadvertently showed a GAAP net loss (in thousands) of US$(204,948), whereas the actual amount of the GAAP net loss (in thousands) was $(20,948) for the three months ended March 31, 2022. The earnings slides furnished as Exhibit 99.2 to this Amended Report corrects that typographical error.

There are no other changes to the Original Report reflected in this Amended Report.

We have attached the full slide presentation, as corrected, as Exhibit 99.2 to this Amended Report, which exhibit is incorporated herein by reference.

Exhibit Number	Document Description
99.2	Slide presentation providing supplemental information referenced on the conference call of Stratasys Ltd. discussing its quarterly financial results, held on May 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: May 17, 2022
	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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